UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13A-16 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2004

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)


Date:    August 26, 2004                      By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary



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                                                           EXTERNAL NEWS RELEASE
                                                                        04-23-TC

FOR IMMEDIATE RELEASE:  August 25, 2004


                          MEDIA ADVISORY - TECK COMINCO
--------------------------------------------------------------------------------

Vancouver, B.C. - Teck Cominco will be holding a media teleconference on Thursday, August 26, 2004 to provide an update on the latest development in the Colville Confederated Tribes' lawsuit to force Teck Cominco to submit to U.S. Superfund law on Lake Roosevelt, Washington.

Participating in the teleconference will be:

    >>   Tom Merinsky, Director, Investor Relations, Teck Cominco Limited
    >> Doug Horswill, Senior Vice President, Environment and Corporate Affairs, Teck Cominco Limited
    >> Dave Godlewski, Manager, Environment and Public Affairs, Teck Cominco American Incorporated
    >>   Len Manuel, Vice President and General Council, Teck Cominco Limited
    >> Bruce DiLuzio, Vice President Law and Administration, Teck Cominco American Incorporated

MEDIA BRIEFING DETAILS:

DATE:    THURSDAY, AUGUST 26, 2004 (TBC)

TIME: Pacific Daylight Time-- Dial in at 10:50 am for an 11:00 AM PDT start Eastern Daylight Time-- Dial in at 1:50 pm for a 2:00 PM EDT start

DETAILS: PLEASE DIAL 1-888-359-6744 AND REQUEST THE TECK COMINCO TELECONFERENCE.

Teck Cominco Limited is a diversified mining company, headquartered in Vancouver, Canada. The Company is a world leader in the production of zinc and metallurgical coal and is also a major producer of copper and gold. Further information can be found at www.teckcominco.com.

                                      -30-

FOR ADDITIONAL INFORMATION PLEASE CONTACT: Michelle Ward, NATIONAL Public Relations (604) 684-6655; 604-970-5901 (cell)


                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
      TEL: (604) 687-1117     FAX: (604) 687-6100     www.teckcominco.com

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                                                           EXTERNAL NEWS RELEASE
                                                                        04-24-TC
FOR IMMEDIATE RELEASE:  August 26, 2004


         TECK COMINCO FILES "MOTION TO DISMISS" COLVILLE TRIBES' LAWSUIT

       CANADIAN COMPANY CALLS ON U.S. AND CANADIAN GOVERNMENTS TO INITIATE BILATERAL PROCESS TO EXPEDITE HEALTH AND ENVIRONMENTAL STUDIES OF LAKE ROOSEVELT
--------------------------------------------------------------------------------

Vancouver, B.C. - "In choosing litigation over cooperation, the EPA and the Colville Confederated Tribes have given Teck Cominco no choice but to file a motion today in U.S. District Court to dismiss this unprecedented attempt to force a Canadian company to submit to CERCLA, the U.S. Superfund law," said Doug Horswill, Senior Vice President, Environment and Corporate Affairs for Teck Cominco Limited.

"From day one Teck Cominco has sought a cooperative arrangement with the U.S. authorities to address the public's concerns surrounding Lake Roosevelt," said Horswill. "Cross border environmental disputes should be handled bilaterally through the appropriate diplomatic channels, not through unilateral action by one side which inevitably leads to the courts. Unfortunately, we are now faced with protracted litigation which will only obstruct an expeditious resolution to the Lake Roosevelt issue."

The motion to dismiss was filed by Teck Cominco in U.S. District Court in Spokane, Washington. The motion was filed in response to a lawsuit launched in July by the Confederated Tribes of the Colville Reservation to enforce a Unilateral Order issued in December 2003 by the U.S. EPA to Teck Cominco Metals Ltd., the Canadian company that owns the Trail metallurgical facility in Trail, British Columbia, to submit to CERCLA.

Teck Cominco originally offered to fund independent research into metals in Lake Roosevelt at a cost of $13 million, and pay for the appropriate clean up attributable to the company's operations. The EPA however, broke off negotiations with Teck Cominco because the company wanted an alternative to the CERCLA process. The proposed independent research program was developed by two eminent American scientists, Drs. Bill Williams and Richard Cardwell, and was intended to be fully enforceable under U.S. law. Only after breaking off negotiations did the EPA voice concerns with the research program proposal.


                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
      TEL: (604) 687-1117     FAX: (604) 687-6100     www.teckcominco.com

"The EPA rejected our research program and grossly mischaracterized the nature of the studies we proposed," said Drs. Williams and Cardwell. "The studies were credible, rigorous and science-based and designed to satisfy the intent and purpose of the CERCLA process. They also provide a sound foundation upon which a cooperative arrangement could be built to investigate the metals in Lake Roosevelt."

The Government of Canada has expressed its objection to the U.S. Government over the EPA's attempt to impose its authority upon a Canadian company operating in Canada under Canadian environmental laws and regulations. Canada offered instead, a proposal to conduct environmental studies on Lake Roosevelt under a joint arrangement, to be paid for by Teck Cominco.

"Teck Cominco is calling on both governments to show the leadership that has helped our two countries successfully solve all manner of cross border disputes throughout our history," said Horswill.

"In spite of our motion before the Court, our commitment to Lake Roosevelt and the Washington State public remains steadfast. Teck Cominco is willing to fund the necessary studies, and will continue to press the Canadian and U.S. authorities to find a mutually acceptable, bilateral process which will allow us to do what is best for Lake Roosevelt," added Horswill. "A solution will come from bilateral cooperation, not from a unilateral order."

Teck Cominco's offer to the EPA may be found at www.teckcominco.com.

Teck Cominco Limited is a diversified mining company, headquartered in Vancouver, Canada. The Company is a world leader in the production of zinc and metallurgical coal and is also a major producer of copper and gold. Further information can be found at www.teckcominco.com.


                                      -30-


For additional information please contact:

Doug Horswill
Senior Vice President, Environment and Corporate Affairs
604.844.2655